Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., NW
Washington, DC 20004



LAURA E. FLORES
202.739.5684
lflores@morganlewis.com



August 27, 2007


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      RYDEX SERIES FUNDS (THE "TRUST") - POST-EFFECTIVE AMENDMENT ("PEA") NO.
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         68 (FILE NOS. 33-59692 AND 811-07584)
         -------------------------------------

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 68, filed on March 23, 2007 for the purpose of introducing the International Rotation Fund (the "Fund") into the Trust. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectuses and/or Statement of Additional Information ("SAI").

1. COMMENT. Please explain how the Advisor will determine whether an ETF will provide exposure to the components of the Index.

         RESPONSE. When available, the Advisor will seek to invest in ETFs that provide direct exposure to a component country included in the Index. However, in the event that there is not an available ETF, or a sufficiently liquid ETF, that provides exposure to a particular country included in the Index, the Advisor will seek to invest in an ETF, or a combination of ETFs, that will closely correlate to the performance of the particular country. Accordingly, we have revised the first sentence under "Principal Investment Strategy" as follows (new language appears in bold for the purposes of this correspondence only):

         "The Fund seeks to achieve its investment objective by investing in exchange-traded funds ("ETFs") and other financial instruments that:
         (1) provide exposure to, OR CLOSELY CORRELATE WITH, THE PERFORMANCE OF certain foreign countries included in the MSCI



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          World ex-US Index (the "Index") and (2) have the potential to generate returns, before fees and expenses, in excess to those of the Index."

2. COMMENT. Please disclose whether the Fund intends to invest in affiliated ETFs.

         RESPONSE. We have further revised the first sentence under "Principal Investment Strategy" as follows (new language appears in bold for the purposes of this correspondence only):

         "The Fund seeks to achieve its investment objective by investing in exchange-traded funds ("ETFs"), SOME OF WHICH MAY BE AFFILIATED WITH THE FUND, and other financial instruments that: (1) provide exposure to, or closely correlate with, the performance of certain foreign countries included in the MSCI World ex-US Index (the "Index") and (2) have the potential to generate returns, before fees and expenses, in excess to those of the Index."

3. COMMENT. Please revise the language in the first sentence under "Example" as appropriate for A-Class Shares and C-Class Shares.

         RESPONSE. We have revised the language as follows:

         "This Example is intended to help you compare the cost of investing in the A-Class Shares or C-Class Shares of the International Rotation Fund with the cost of investing in other mutual funds."

4. COMMENT. Please consider revising the reference to "extremely volatile" foreign markets in the discussion of the "Foreign Issuer Exposure Risk" included in Item 4 in consideration of the fact that the Index includes developed market countries.

         RESPONSE. We have revised the language as follows (new language appears in bold for the purposes of this correspondence only):

         "Foreign securities markets generally have less trading volume and less liquidity than U.S. markets, and prices in foreign markets MAY FLUCTUATE MORE THAN THOSE OF SECURITIES TRADED ON U.S. MARKETS."

5. COMMENT. Please confirm whether the list of sales charge waivers applicable to A-Class Shares is an exhaustive list. If it is not, please revise the list to include all of the types of investors for which the sales charge will be waived.

         RESPONSE. We have confirmed with our client that the list included under "Sales Charge Waivers" is an exhaustive list of the types of investors that are eligible to receive sales charge waivers. We have also revised the language preceding the list to clarify this point as follows:


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         "The sales charge on purchases of A-Class Shares is waived for the following types of investors:"

6. COMMENT. Please explain who will make the Fund whole should an investor fail to pay any losses incurred in their account as a result of a decrease in the Fund's NAV that occurred between the time the investor placed his or her order and the time he or she cancelled that order.

         RESPONSE. The Fund may pursue all available options for recourse, including seeking reimbursement from the shareholder or any financial intermediary involved in the order. The Advisor is under no obligation to make the Fund whole, but may voluntarily make a payment to the Fund to cover such loss.

7. COMMENT. Please confirm that the information provided under "Performance of Comparable Account" is disclosed in a manner that is consistent with the guidance set forth in the Nicholas-Applegate No-Action Letters.

         RESPONSE. We believe that the comparable account information is disclosed in a manner that is consistent with such guidance.


                                       ***

I hereby acknowledge on behalf of Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. ***

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,


/s/ Laura E. Flores
-------------------
Laura E. Flores

cc: Joanna M. Haigney
    W. John McGuire, Esq.



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